CARDIOVASCULAR BIOTHERAPEUTICS, INC.

1700 West Horizon Ridge Parkway, Suite 100

Henderson, Nevada 89012

702-248-1174

702-617-5651 Fax

February 10, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Acceleration Request for Registration Statement 333-119199

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the Commission, this will confirm the oral request of counsel for CardioVascular BioTherapeutics, Inc. (the “Company”) that the effectiveness of the Company’s above registration statement on Form S-1 be accelerated to 9:01 am Eastern Time on February 11, 2005, or as soon thereafter as practicable. The Company is aware of its obligations under the Securities Act of 1933, as amended, and will comply with the same. In addition, the Company hereby acknowledges that:

(a)    Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)    The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)    The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at 702-682-2555, or our counsel, David R. Decker, at 213-687-6778.

Very truly yours,

/s/    MICKAEL A. FLAA

Mickael A. Flaa,

Chief Financial Officer

cc:	First Dunbar Securities Corporation
Greg Belliston, Division of Corporation Finance, SEC

[FIRST DUNBAR SECURITIES CORPORATION LETTERHEAD]

February 10, 2005

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  CardioVascular BioTherapeutics, Inc.

        Registration Statement on Form S-1

        File No. 333-119199

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of CardioVascular BioTherapeutics, Inc. that the effective date of the Registration Statement be accelerated so that the Registration Statement will become effective at 9:01 a.m., Eastern Time, on Friday, February 11, 2005, or as soon as practicable thereafter.

Sincerely,

FIRST DUNBAR SECURITIES CORPORATION

As Representative

/s/ ROBERT L. CLARK
Name:	Robert L. Clark
Title:	CEO